Exhibit 99.1

Innocoll AG Appoints Tony Zook as Chief Executive Officer as Company Progresses
Toward Becoming a Fully-Integrated Commercial Company

Michael Myers Appointed as Head of Portfolio Operations to Continue Guiding Late-Stage
Clinical Programs

ATHLONE, IRELAND—December 8, 2014—Innocoll AG (Nasdaq: INNL) today announced that Tony Zook, formerly executive vice president, Global Commercial Operations, at AstraZeneca, has been appointed chief executive officer effectively immediately. Michael Myers, will continue with the company as head of Portfolio Operations. The executive changes were made to better position the company as its pipeline advances to late-stage clinical development and Innocoll prepares to become a fully-integrated specialty pharmaceutical company.

“Having the right people in executive positions has been an important topic during board meetings, especially due to the rapid progress at the company,” said Jonathan Symonds, chairman of the Board of Directors. “Michael and his team are to be commended for successfully advancing our pipeline. As we looked forward, the Board and the current management team planned to appoint an experienced senior pharmaceutical executive as CEO to manage the company’s evolution to a commercial-stage company. I worked with Tony during his time at AstraZeneca and he is a highly experienced and accomplished pharmaceutical executive with proven ability to manage both commercial and development organizations and successfully develop and launch innovative new medicines. As we were rapidly approaching the point where we will have multiple late stage opportunities in our pipeline, we believed we needed to move quickly with this exciting appointment.”

Michael Myers, Head of Portfolio Operations, and former chief executive officer said, “The opportunity to have Tony join Innocoll adds significant depth and experience to our executive team as we advance toward our goal of becoming a fully integrated pharmaceutical company. I look forward to working with Tony, on behalf of the entire company and its shareholders, to reach our business objectives.”

Mr. Zook has extensive pharmaceutical executive management, commercialization and marketing experience. He held several executive positions at AstraZeneca including executive vice president of Global Commercial Operations from 2010 to 2013, president and chief executive officer of the North American division from 2007 to 2010 and president of Medimmune from 2008 to 2010. Prior to joining Innocoll, Mr. Zook was chief executive officer and member of the Board of Directors of Vivus, Inc. in 2013. He has served or continues to serve on several boards including the boards of AltheRx, Inhibikase, Rib-X Pharmaceuticals, the National Pharmaceutical Council, PhRMA, the Pennsylvania Division of the American Cancer Society and his alma mater, Frostburg State University. Mr. Zook earned a B.S. degree from

Frostburg State University and an A.A. degree in chemical engineering from Pennsylvania State University.

“I am excited to be joining the Innocoll team at this time in the company’s development,” said Mr. Zook. “Our late-clinical stage pipeline, which includes XaraColl, Cogenzia and CollaGUARD, is particularly promising as each candidate addresses patient needs in large global markets that are underserved today. I look forward to working with the Innocoll team to move our clinical candidates forward with the goal of bringing these important products to patients and their physicians in the near future.”

About Innocoll AG

Innocoll is a global, commercial-stage, specialty pharmaceutical company. The Company develops and manufactures a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies. The Company's late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XaraColl® for the treatment of post-operative pain; Cogenzia® for the adjuvant treatment of diabetic foot infections; and CollaGUARD®, a barrier for the prevention of post-surgical adhesions. The Company's approved products include: CollaGUARD(Ex-US), Collatamp® G, Septocoll®, RegenePro®, Collieva®, CollaCare®, Collexa®, and Zorpreva™, which are sold through strategic partnerships with various partners including Takeda, Biomet, and Jazz Pharmaceuticals.

CollaRx®, Collatamp®, CollaGUARD®, Collieva®, CollaCare®, Collexa®, Cogenzia® LidoColl®, LiquiColl®, Septocoll®, and XaraColl® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the Company.

Forward-looking Statements

"Any statements in this press release about future expectations, plans and prospects for the Company, including statements about the development of the Company's product candidates, such as the timing and conduct of the Company's Phase 3 clinical trials of XaraColl for the treatment of post operative pain and Cogenzia for the adjuvant treatment of diabetic foot infections, and clinical studies of CollaGUARD, our barrier for the prevention of post-surgical adhesions, pre-commercial activities, the advancement of the company's earlier stage pipeline, future sales of CollatampG, CollaGUARD, RegenePro, Septocoll or other approved or marketed products, and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend", "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including statements about the clinical trials of our product candidates. Such forward-looking statements involve substantial risks and uncertainties that could cause Innocoll's clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, those related to the timing and costs involved in commercializing our products and product candidates, the initiation and conduct of clinical trials, delays in potential approvals by FDA of the commencement of trials, availability of data from clinical trials, positive results from such trials and expectations for regulatory approvals, the Company's scientific approach and general development progress, the composition of the company's supervisory board, the availability or commercial potential of the

Company's product candidates, the sufficiency of cash resources and need for additional financing or other actions and other factors discussed in the "Risk Factors" section of the final prospectus for the Company's IPO, which is on file with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent the Company's views as of the date of this release. The Company anticipates that subsequent events and developments will cause the Company's views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this release."

Contacts

Corporate:

Denise Carter

Executive Vice President Business Development and Corporate Affairs

T: (215) 765-0149

E: dcarter@innocollinc.com

Investor relations:

Robert Flamm, Ph.D.

Senior Vice President

Russo Partners, LLC.

T: (212) 845-4226

E: Robert.flamm@russopartnersllc.com